UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MOMENTA PHARMACEUTICALS, INC.

(Name of Subject Company)

MOMENTA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

60877T100

(CUSIP Number of Class of Securities)

Craig A. Wheeler

President and Chief Executive Officer

Momenta Pharmaceuticals, Inc.

301 Binney Street

Cambridge, Massachusetts 02142

(617) 491-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Peter Handrinos Latham & Watkins LLP 200 Clarendon Street, 27th Floor Boston, MA 02116 (617) 948-6000	R. Scott Shean Latham & Watkins LLP 650 Town Center Dr, 20th Floor Costa Mesa, CA 06520 (714) 540-1235

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(i) The information set forth under Items 1.01, 5.02, 7.01 and 9.01 of the Current Report on Form 8-K filed by Momenta Pharmaceuticals, Inc. (the “Company” or “Momenta”) on August 19, 2020 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

(ii) On August 19, 2020, Mr. Craig Wheeler, the Company’s Chief Executive Officer, provided the following electronic communication to its employees:

All,

Today we announced that Momenta has agreed to be acquired by Johnson & Johnson. I know this comes as a surprise to many of you. News like this brings with it many emotions. It will take some time for each of us to process. In this note I want to provide you with an overview of the facts to help you better understand what is ahead, as well as share some of my perspectives on the acquisition. We will also hold an employee all hands meeting this morning at 10:00 a.m. to provide more detailed information. Please bring your questions and we will explore them together. For contractors and co-ops, your manager will be reaching out to you soon with more information.

Acquisitions are a part of public company life and we often cannot control when or how they happen. J&J is a first-class company which shares our mission and key elements of our culture. Their offer recognizes the value we have created for patients and shareholders with the strong portfolio we have built and shepherded into development. J&J also recognizes the value of our team. They plan to keep Momenta’s presence in Cambridge and use it to build a greater J&J footprint in the Boston area. This is an important recognition of the value we have created for patients and the contributions our culture and team can bring to J&J.

J&J has been very thoughtful in how they are approaching Momenta’s integration into the J&J family of companies. At close, the company will remain intact, with all employees, including executive team members, asked to stay on to work with the J&J team. Together we will define how Momenta integrates into the J&J organization. They have also agreed to accelerate all outstanding stock and option grants for employees. This means that any annual grants you have outstanding, as well as the second tranche of performance shares you were expecting next year, will all be paid out to you when the deal closes. Ultimately, there will be some changes as the direction gets re-defined. The agreement also assures that if some ultimately do leave us, Momenta’s severance practice will be honored, and employee support services will be strong. J&J is clearly a people focused company, which is important as it has always been one of our key values.

In the coming weeks we will move from signing the deal to a final close. We expect this to take between one and four months, with closing expected before the end of the year. During this period between sign and close, Johnson & Johnson will commence a tender offer for all outstanding shares of Momenta stock, and we will jointly complete the filings necessary for regulatory approval. While that is all going on, we will continue to operate as an independent company.

This period between signing and closing of the deal will allow some time for J&J management to introduce themselves to Momenta. During these few weeks we will also work together to finalize plans for operations of Momenta immediately after the deal is closed. As per our agreement, we will seek input from J&J on certain decisions before the deal closes but will continue to run our business until the transaction is finalized. At closing we will formally become part of the J&J family. This process will start on Thursday, with a town hall style All Hands meeting where J&J leadership will introduce themselves to everyone, including a Q&A session to answer your questions.

I want to give you some perspectives on how to think about this acquisition. For a transition like this one, we will all need to process it in our own way. There is always a sense of loss and grieving that we must contend with. But it is also an opportune moment for rebirth as we work to shape the new destiny of our organization and ourselves. If we take advantage of this inflection point, each of us will grow in our own way and we may find opportunities we never knew existed.

As a part of J&J, our portfolio will be funded with resources far greater than we could muster on our own. I have gotten to know several of their executives. They are warm and compassionate people who truly have an interest in maintaining the spirit of Momenta as they work to integrate the company and take our programs forward. I am also convinced of the commitment their executives have to our vision for the company. They are fully committed to advancing nipocalimab in fetal maternal medicine: they are after all “the baby company”! Their global commercial reach and their mission to invest in rare disease medicine are a fantastic match for the broad portfolio we have begun to assemble. I believe that we can be much more together than we could achieve our own. As a part of J&J, our drug candidates will reach even more of the patients who desperately need them.

Approach this acquisition with a lens to all the opportunity this can create for Momenta and you, as we become a part of a great organization which also happens to be the largest and most successful health care company in the world.

Thank you all,

Craig

(iii) On August 19, 2020, the Company provided the following questions and answers to its employees:

1.	Why does Johnson & Johnson want to acquire Momenta?

a.	J&J sees great potential in our development portfolio, as it may offer important new therapies for the treatment of immune-mediated diseases. Specifically, Momenta’s FcRn inhibitor nipocalimab has best-in-class properties and extensive franchise potential, with applicability across a wide range of immune-mediated diseases. With their extensive resources and capabilities, J&J will ensure investment in our programs and will leverage and invest in our platform technologies which have the potential to fuel the development of several exciting and novel agents, potentially impacting more patients.

2.	What does today’s announcement mean?

a.	As detailed in the press announcement we shared this morning, Momenta and Johnson & Johnson signed an agreement for J&J to acquire Momenta at a price of $52.50 per share in an all-cash transaction. Both companies’ Boards of Directors and our Executive Team support this transaction and believe the transaction is in the best interests of our stockholders and the patients who inspire us. If the transaction closes, we will no longer be a publicly traded company and will become a part of the Immunology Therapeutic Area within J&J.

3.	Who is Johnson & Johnson?

a.	J&J is the world’s largest and most successful pharmaceutical company. Janssen, the pharmaceutical arm of J&J is well regarded for their leadership position in immunology. They use their depth of resources and industry expertise to help bring new therapies to patients.

4.	What happens next?

a.	In a couple weeks, Johnson & Johnson will commence a tender offer to acquire all outstanding shares of Momenta common stock, and we will file a recommendation statement containing the recommendation of the Momenta Board of Directors that Momenta stockholders tender their shares to Johnson & Johnson. If the requisite number of shares of Momenta common stock are tendered to J&J during the tender offer, and all other conditions to closing the transaction are met, including obtaining all regulatory approvals, Johnson & Johnson will acquire all outstanding shares of Momenta common stock at a price of $52.50 per share, and Momenta will merge with a wholly owned subsidiary of the company, resulting in Momenta becoming a wholly owned subsidiary of Johnson & Johnson.

5.	What happens between now and the closing? When is the closing date?

a.	Between now and the closing, we expect little will change from the standpoint of our day-to-day operations. This morning’s announcement is just the first step in a process toward the closing – until then, Momenta and J&J will remain two separate companies. As such, until the closing, we will continue to operate as we did before the announcement, move forward with plans to grow our business and continue to conduct our business independently from J&J. We need to continue to remain focused on operating solely in the best interest of Momenta, our stockholders, and our patients. Our expectation is that the transaction will close in the second half of 2020.

6.	How does this transaction affect our budgets?

a.	We will continue to operate the business as we did before the announcement until the closing. We need to continue to remain focused on operating solely in the best interest of Momenta, our stockholders, and our patients.

7.	Will the current management team remain in place after the closing?

a.	Momenta leadership will continue to guide Momenta actively and directly on a day-to-day basis until the transaction closes. Specific decisions on how we will operate post-closing will occur when the joint integration planning teams have completed their work and made recommendations on how to best integrate Momenta into J&J’s operations. Certain members of Momenta’s executive team will remain for a period of at least six months post- closing.

8.	How will the transition be managed? Will there be a team and regular updates about the integration between the companies?

a.	The transaction is expected to close in the second half of 2020. We will continue to promote transparency with all employees by providing periodic updates on any potential integration plans, but please keep in mind that until the closing, we are just planning for integration. Until the closing, Momenta and Johnson & Johnson are and will remain two separate companies.

9.	Will J&J support our strategy, or will it change?

a.	We believe that J&J is the right company to advance our portfolio of novel drug candidates for autoimmune and rare diseases. J&J’s leadership in immunology, extensive commercial capabilities, and global reach, as well as their shared vision of pioneering therapies for complex diseases is a strong fit for our company and our portfolio. J&J sees great potential and talent within Momenta and is excited to continue our journey of solving complex challenges and helping to bring live-changing therapies to underserved patients. However, the strategy may change from our current strategy, and we expect to know more post-close.

10.	Will J&J have any day-to-day role with Momenta? Will there be new leadership?

a.	Momenta leadership will continue to actively and directly guide Momenta on a day-to-day basis until the transaction closes. The transaction is expected to close later this year but is subject to obtaining requisite regulatory approvals. As a result, interactions with J&J employees have certain limitations until the closing. Until the closing, Momenta and Johnson & Johnson are and will remain two separate companies, and business should be conducted as usual.

11.	What opportunities will this transaction create?

a.	We believe that this transaction provides us additional resources and capabilities for the growth of our development portfolio as we look to bring life-changing therapies to underserved patients.

12.	Will J&J be moving all of our products forward or will some get shut down?

a.	The acquisition was driven by the significant opportunity seen in nipocalimab, along with Momenta’s scientific capability. Janssen’s plans for additional assets in the Momenta pipeline will be determined as more data become available and could offer further potential for patients.

13.	How will the transaction with J&J affect the employees of Momenta before the close?

a.	Momenta and J&J will continue to operate as separate, independent entities prior to the closing, and Momenta will continue its normal business activities. You will continue reporting to your current manager and your job responsibilities are will remain unchanged prior to the closing. We will communicate new information when it becomes available and will provide answers to questions once decisions are made.

14.	What does this do to my role within Momenta? Will there be a job for me or will my position be eliminated? Will there be layoffs as a result of the acquisition?

a.	We understand that these are uncertain and challenging times and there are many unknowns at this time. Please know that there will be no immediate impact to your current role. It is extremely important that everyone remains focused on their day-to-day responsibilities and overall performance objectives. Through the integration process, we and J&J will be evaluating specific roles in the combined company. Overall, retention and employee satisfaction are very important to J&J, especially in an innovative company like Momenta where the expertise of our employees is so central to the company’s success. With the exception of entering into retention agreements with certain members of Momenta’s executive team, J&J has not engaged with Momenta regarding our employees and company operations. We will communicate new information when it becomes available and will provide answers to questions once decisions are made.

15.	What financial incentive is there for me to stay through the closing? How does the closing affect my Momenta stock?

a.	All employees who are employed at closing will have their unvested equity awards accelerated, and all equity awards held by employees (i.e., stock options, restricted stock units and performance stock units) will be converted into the right to receive an amount of cash based on the per share purchase price Johnson & Johnson pays to acquire Momenta, less applicable tax withholdings. Please refer to the appendix for additional information regarding how the closing will impact Momenta’s equity incentive award programs.

16.	What happens if I voluntarily resign prior to the closing?

a.	Except as otherwise agreed to between you and Momenta, if you voluntarily terminate your employment at any time prior to the closing, you will not be entitled to any severance pay or benefits and your unvested equity awards will terminate (consistent with Momenta’s current policies).

17.	Will my compensation change?

a.	Overall, retention and employee satisfaction are very important to Johnson & Johnson. J&J and Momenta have agreed that each employee who remains employed through the closing and beyond will continue to receive base salary and an annual target bonus opportunity equal to current base salary and annual target bonus opportunity for 12 months following the closing, subject to the terms of the merger agreement.

18.	What happens to Momenta’s benefit plans after the closing?

a.	Overall, retention and employee satisfaction are very important to Johnson & Johnson. The integration planning is in process and we expect further clarity over the coming weeks. Momenta employees who remain employed at closing will receive, for a period of 12 months thereafter, benefits under Johnson & Johnson’s plans which are, in the aggregate, substantially comparable to Momenta’s current benefits or the benefits J&J provides J&J to its similarly situated new hires. Details will be provided when available.

19.	What’s the impact of the transaction announcement on the Employee Stock Purchase Plan (ESPP)?

a.	The current purchase period under the ESPP will end on the earlier of (i) its normal exercise date as determined under the ESPP (January 31, 2021) or (ii) two business days prior to the irrevocable acceptance deadline for J&J’s tender offer. Consistent with the terms of the ESPP, existing participants will not be permitted to increase their payroll deductions, and no new participants may enroll in the ESPP during the current offering period. All outstanding purchase rights under the ESPP will be automatically exercised on the applicable purchase date, to the extent of contributions made through such date, and Momenta will return to participants any funds that remain in their accounts after these purchases. Any shares purchased under the ESPP will be treated like any other shares of Momenta common stock in the transaction. Momenta will not commence any new purchase periods under the ESPP.

20.	What happens to our accrued but unused vacation time? Does it rollover? Does it get cashed out?

a.	After the closing we will continue under Momenta’s vacation policy until employees are transitioned to J&J’s vacation policy, at which time all accrued but unused vacation will be paid out to employees

21.	Will I receive my 2020 bonus?

a.	2020 bonuses are expected to be paid consistent with Momenta’s past practice, subject to your continued employment through (or qualifying termination before) the payment date, no later than March 15, 2021.

22.	What happens with 10B51 plans and set prices?

a.	10b5-1 plans are personal and unique to employees and any changes to plans cannot be done during a blackout period. We encourage you to speak with Alejandra and your personal financial advisor if you have any questions on your 10b5-1 plan.

23.	When will trading in Momenta stock end?

a.	We anticipate that public trading in Momenta stock will be suspended immediately following the closing. Shortly thereafter, Momenta’s common stock will be de-listed from the NASDAQ Global Select Market and de-registered under the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the agreement, if the transaction closes, all outstanding shares of Momenta common stock will be converted into a right to $52.50 in cash, less any applicable taxes. Except for certain employees directly involved in transition activities, employees will be able to sell Momenta stock between signing and close, subject to applicable laws and Momenta’s insider trading policies.

24.	Will J&J keep our office space and labs open? Will I have to relocate?

a.	J&J intends to keep our location in Cambridge, as part of their Immunology Therapeutic Area. Following the closing, J&J wants to ensure as little disruption as possible and to keep our team focused on business operations to realize our potential for growth. We believe J&J will make decisions regarding our employees and company operations with this philosophy in mind. However, the integration planning is only just beginning to take shape, and we will share details as soon as they are available.

25.	What should I do if someone from the media asks me about the deal?

a.	Refer any requests from media to Patty Eisenhaur, VP, Investor Relations and Corporate Communications. Other than referring incoming inquiries, no one should have any contact with the media regarding the transaction.

26.	Who should we contact if we have questions?

a.	We understand that this is a lot to take in and process. If you have any questions, we encourage you to speak with an Executive Team member. In addition, for any compensation or benefits related questions, please ask a member of the HR team. For stock related questions, please contact Alejandra or Jo-Ann. We realize that you may have many questions over the coming days and weeks. We will communicate new information when it becomes available and will provide answers to questions as soon as possible after decisions are made.

27.	What information about the transaction can I share outside Momenta?

a.	In general, employees should avoid sharing information about the transaction outside the company. However, you may share the press release that was distributed to all employees. In addition, you may not speak about the transaction on behalf of Momenta.

28.	Will we be permitted to continue to work with our current consultants and external partners between signing and close?

a.	Yes - we will operate the business as usual as a publicly traded company until the closing. We need to continue to remain focused on operating solely in the best interest of Momenta, our stockholders, and our patients.

29.	As we interface with patient advocates, clinical trial participants, investigators and physician advocates who are most impacted by the success of our clinical programs, it will be important for them to know we are committed to continuing to support them regardless of the transition. What communication has been extended to these groups to ensure they feel informed and supported? What messaging shall we convey as we continue to talk with them in the days to come?

a.	The Momenta Executive Team plans to take the lead on meeting with our most significant partners to explain the announcement we made today. Momenta and Johnson & Johnson will continue to operate as separate, independent entities prior to the closing, and Momenta will continue its normal business activities. To the extent any partners ask questions of you regarding the transaction, you should limit your responses to publicly available information, and refer them to the Momenta Executive Team should they have any specific questions.

30.	Given the constraints of COVID, how will we form relationships with J&J’s management, transition and hiring team? Do they intend to make themselves available for one-on-one meetings and introductions to our staff?

a.	There are plans in place for J&J to begin connecting with employees shortly after signing. J&J plans to hold employee meetings via video conference and potentially in person. Like Momenta, J&J relies heavily on video conference technology to make connections during this unprecedented time.

Appendix:

Treatment of Momenta Equity Awards

Immediately prior to the consummation of the merger involving Momenta (the “Effective Time”), all outstanding stock awards of Momenta will be treated as follows:

•	Options: Each Momenta stock option will be accelerated and vest in full and, as of the Effective Time, will be automatically canceled and converted into the right to receive an amount in cash equal to the product of (A) the number of Momenta shares underlying such option immediately prior to the Effective Time, multiplied by (B) the amount, if any, by which the offer price ($52.50), exceeds the exercise price per share of such option, less any applicable withholding.

•	Restricted Stock Units and Performance Stock Units: Each outstanding Momenta restricted stock unit and performance stock unit will be accelerated and vest in full and, as of the Effective Time, will be automatically canceled and converted into the right to receive an amount in cash equal to the product of (A) the number of Momenta shares underlying such award immediately prior to the Effective Time multiplied by (B) the offer price ($52.50), less any applicable withholding.

Examples – The following examples assume an offer price of $52.50 per share.

•	Stock Options: 100 options outstanding (whether vested or unvested), with an exercise price of $20.

o	$52.50 (the offer price) - $20 (the exercise price) = $32.50

o	$32.50 x 100 options

o	Total payment = $3,250 (less applicable withholding)

•	Restricted Stock Units: 100 restricted stock units outstanding (whether vested or unvested)

o	$52.50 (the offer price) X 100 restricted stock units

o	Total payment = $5,250 (less applicable withholding)

•	Performance Stock Units: 100 performance stock units outstanding (whether vested or unvested)

o	$52.50 (the offer price) X 100 performance stock units

o	Total payment = $5,250 (less applicable withholding)

(iv) On August 19, 2020, the Company published the following posts to its social media accounts:

Twitter:

We’ve entered into a definitive agreement for @JNJNews to acquire #Momentapharma for $52.50 per share. Together, we’re excited by the prospect of our discoveries improving the lives of patients with autoimmune and fetal maternal diseases.

Read more: bit.ly/31ccwmV

LinkedIn:

We’ve entered into a definitive agreement for Johnson & Johnson to acquire Momenta Pharmaceuticals for $52.50 per share. We are proud to be recognized for the value that the #Momentapharma team has created, and together are excited by the prospect of our discoveries improving the lives of patients suffering from autoimmune and fetal maternal diseases.

Johnson & Johnson’s leadership in immunology, expertise in rare disease drug development, and global commercial reach makes them an ideal company to advance the Momenta portfolio. With Johnson & Johnson’s resources, our portfolio will be developed more broadly, and more rapidly, and will eventually reach more patients than Momenta could have on our own. They share our vision for improving the lives of countless patients with immune mediated and fetal maternal disorders.

Read more: https://bit.ly/31ccwmV

#drivenbyimpossible

***

Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Momenta Pharmaceuticals, Inc. (“Momenta”). The solicitation and the offer to buy shares of Momenta’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Johnson & Johnson intends to cause Vigor Sub, Inc. (“Merger Sub”) to file with the Securities and Exchange Commission (“SEC”). In addition, Momenta will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Johnson & Johnson, Merger Sub and Momenta with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Momenta under the “Investors” section of Momenta’s website at www.momentapharma.com or by directing a request to Momenta at +1-617-395-5189. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF MOMENTA AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements in this filing regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, are forward-looking statements, including but not limited to statements about the timing of completion of the tender offer and transaction; product development strategies, goals and timelines; and the use, efficacy, safety, dosing, potency, tolerability, convenience and commercial potential of our product candidates, including their potential as best-in-class agents. Forward-looking statements may be identified by words and phrases such as “advance,” “anticipate,” “being developed,” “believe,” “continue,” “expect,” “guidance,” “look forward to,” “may,” “plan,” “possible,” “potential,” “progress,” “propose,” “remains,” “target,” “will,” “working toward” and other similar words or expressions, or the negative of these words or similar words or expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including: (i) uncertainties as to the timing of the tender offer and the subsequent merger; (ii) the risk that the tender offer or the subsequent merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Momenta’s stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for Momenta will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement among Johnson & Johnson, Merger Sub and Momenta, including in circumstances which would require Momenta to pay a termination fee; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on Momenta’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from Momenta’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and those referred to under the section “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2020, filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. The Company is providing the information in this filing as of this date and assumes no obligations to update the information included in this filing or revise any forward-looking statements, whether as a result of new information, future events or otherwise.